

February 22, 2011

Mr. Paul Roszel
Chief Executive Officer
Scrap China Corporation
4804 Skycrest Park Cove
Salt Lake City, UT 84108

> **Re:** **Scrap China Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 3, 2010**
> **File No. 0-51503**

Dear Mr. Roszel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Controls and Procedures, page 18

1.   You state that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. In future filings, including any amendments to this filing, in order to provide a complete definition of disclosure controls and procedures, please also state that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

2.   You state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are "functioning effectively." Since your use of the phrase "functioning effectively" could have a different meaning than concluding that disclosure controls and procedures are effective, please revise future filings, including any amendments to this filing, to clearly indicate whether disclosure controls and procedures "were effective" or "were ineffective."

Exhibits 31.1 and 31.2

3.   Please amend your filing to provide Section 302 certifications that read exactly as set forth in Item 601(b)(31) of Regulation S-K. In doing so, please ensure you remove the titles of your executives from the introduction, include the internal control over financial reporting introductory language of paragraph 4, include paragraph 4(b) regarding internal control over financial reporting, and remove any references to "small business issuer."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief